Consent of Independent Registered Public Accounting Firm
The Board of Directors
Global Eagle Entertainment Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-188121 and 333-214065) on Form S-3 and (Nos. 333-224108, 333-225957 and 333-213168) on Form S-8 of Global Eagle Entertainment Inc. of our report dated May 14, 2020, with respect to the consolidated balance sheets of Global Eagle Entertainment Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of Global Eagle Entertainment Inc.
Our report dated May 14, 2020 refers to a change in the Company’s method of accounting for leases in 2019 due to the adoption of the FASB’s Accounting Standards Codification (ASC) Topic 842, Leases and it also refers to a change in the Company’s method of accounting for revenue in 2018 due to the adoption of the FASB’s ASC Topic 606, Revenue from Contracts with Customers.
Our report dated May 14, 2020 contains an explanatory paragraph that states that the Company’s recurring losses from operations, insufficient cash flows generated from operations, potential violations of debt covenants and ability to timely service debt, and uncertainty arising from the COVID-19 outbreak raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and the related notes do not include any adjustments that might result from the outcome of that uncertainty.
/s/ KPMG LLP

Los Angeles, California
May 14, 2020